SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

COUGAR OIL AND GAS CANADA INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

22208A 10 1

(CUSIP Number)

Cougar Oil and Gas Canada Inc.
833 4th Avenue S.W., Suite 1120
Calgary, Alberta T2P 3T5
Canada
(403) 262-8044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Andrew D. Hudders, Esq.
Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue, 40th Floor
New York, New York 10022
Tel: (212) 907-7300
Fax: (212) 754-0336

March 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP NO. 22208A 10 1	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kodiak Energy, Inc. (“Kodiak Energy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 38,076,972
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 38,076,972
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,076,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 4 Pages)

Item 1.  Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Common Stock”), of Cougar Oil and Gas Canada Inc. an Alberta corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 833 4th Avenue S.W., Suite 1120, Calgary, Alberta T2P 3T5 Canada.  For SEC purposes, the Issuer is a foreign private issuer under the Federal securities laws, and publicly trades on the OTC.

Item 2. Identity and Background.

This statement is being filed by Kodiak Energy, Inc., a Delaware corporation (“Kodiak Energy”). Kodiak Energy’s business address is 833 4th Avenue S.W., Suite 1120, Calgary, Alberta T2P 3T5 Canada.

Kodiak Energy is a company established under the laws of the State of Delaware, and is a public reporting company under the Federal securities laws.

During the past five years, Kodiak Energy has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 25, 2010, the Issuer and Kodiak Energy entered into a share purchase agreement, which was finalized on March 1, 2010.  Under the share purchase agreement, Kodiak Energy became the owner of 38,076,972 (post-forward split dated February 2010) shares of common stock of the Issuer, representing 64.6% of the issued and outstanding shares of the Issuer and causing the Issuer becoming a majority owned subsidiary of Kodiak Energy. The purchase was accomplished by share exchange and forgiveness of indebtedness. The agreement further called for the change of the officers and directors of the Issuer.  Mr. William S. Tighe, a director and CEO and President of Kodiak Energy, was appointed to the Board of Directors of the Issuer.  Mr. David Wilson, the CFO of Kodiak Energy, was appointed the CFO of the Issuer.   It is anticipated that there will be further changes in the board of directors and management of the Issuer with persons that are or were formerly officers and directors of Kodiak Energy.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire the controlling interest in the Issuer, as a majority owned, operating subsidiary.  The shares are being held for investment.

At the date of this Statement, Kodiak Energy, except as set forth in this Statement, does not have any plans or proposals which would result in:

(a)           The acquisition by Kodiak Energy of additional securities of the Issuer, or the disposition of securities of the Issuer, except that Kodiak Energy may, depending upon prevailing market prices or conditions or corporate requirements to maintain a controlling interest, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions or investments in the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than as required to implement the business of owning and operating the mineralization interests of the Issuer;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, however, in the course of business Kodiak Energy may cause the Issuer to terminate the ownership of certain of its mineralization interests or sell, lease or joint venture portions or all of such interests;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, however, Kodiak Energy may have a substantial representation on the board and in the management of the Issuer and its subsidiaries with persons that also have or have recently had positions with Kodiak Energy, to maintain its interest, such officers and directors to change from time to time;

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(e)           Any material change in the present capitalization or dividend policy of the Issuer, however, Kodiak Energy will cause the Issuer to finance its business operations which may result in the issuance of equity, debt and convertible securities into equity, in amounts that cannot be determined at this time, such financings to be from time to time as market conditions permit;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person, other than the change of name and the change in the number of shares outstanding through a forward split of shares, based on two additional shares for one issued and outstanding share completed in February 2010;

(h)           Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Kodiak Energy owns 38,076,972 (post-forward split effected February 2010) shares of common stock of the Issuer, representing 64.6 % of the issued and outstanding shares of the Issuer, based on 58,906,191 shares of common stock currently issued and outstanding.

Transactions by Kodiak Energy in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kodiak Energy and any other person with respect to any securities of the Issuer.  Notwithstanding the foregoing, the Issuer and Kodiak Energy have agreed to the terms of the share purchase agreement which is filed as an exhibit to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1

Share Purchase Agreement between the Issuer (formerly “Ore-More Resources Inc.”) and Kodiak Energy, Inc. (incorporated by reference from Exhibit 4.1 to Form 6-K of the Issuer filed on January 27, 2010, with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

KODIAK ENERGY, INC.
March 3, 2010	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chief Executive Officer & President

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